Exhibit 99.5

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

MINING INDUSTRY SUBMITS MINING CODE PROPOSAL TO DRC GOVERNMENT

Joint Press Release*

Kinshasa, DRC, 29 March 2018 - Mining industry representatives* in the Democratic Republic of Congo have submitted a formal proposal to the country’s Ministry of Mines that is designed to address concerns about the recently revised mining code as well as the government’s revenue needs.

Among other things, it proposes linking a sliding scale of royalty rates to the prices of the key commodities, which industry representatives believe would be a more effective mechanism than the windfall tax introduced in the new code and at current prices would immediately give the government a higher share of revenues than what is provided in the new code. It also deals with stability arrangements, state guarantees and mining conventions.

Along with the stability afforded to convention holders, enshrined in the 2002 mining code is a 10 year stability clause which provides that the holders of mining and exploration titles will continue to be governed by the terms of the 2002 mining code for such period in the event of the implementation of any new law.

Article 276:

“The State guarantees that the provisions of the present Code can only be modified if, and only if, this Code itself is the subject of a legislative amendment adopted by Parliament.

The rights attached to or deriving from an exploration licence or mining exploitation licence granted and valid on the date of the enactment of such a legislative modification, as well as the rights relating to or deriving from the exploitation licence subsequently granted by virtue of such an exploration licence, including among others, the tax, customs and exchange regimes set forth in this Code, remain acquired and inviolable for a ten-year period from the date of:

a)	the entry into force of the legislative modification for the valid exploitation licences existing as of that date;
b)	the granting of the exploitation licence subsequently granted by virtue of a valid exploration licence existing on the date of entry into force of the legislative modification.”

However, the proposal accepts 76% of the articles in the 2018 code and suggests changes to the rest only to ensure the effectiveness and legality of the code. The mining industry representatives believe these changes will resolve issues with the code and contractual relationships while giving the DRC and its people increased participation in the proceeds of mining.

* Issued on behalf of members of the DRC mining industry representing more than 85% of the DRC’s copper, cobalt and gold production and most significant development projects: Randgold Resources, Glencore, Ivanhoe Mines, Gold Mountain International/ Zijin Mining Group, MMG Limited, Crystal River Global Ltd and China Molybdenum Co, Ltd (CMOC), AngloGold Ashanti.

Kathy du Plessis

T: +44 207 557 7738

Randgold@dpapr.com